EXHIBIT 99.1

Caledonia Mining Corporation Plc Purchase of Securities by Director

ST HELIER, Jersey, Aug. 13, 2021 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE American: CMCL; AIM: CMCL) (“Caledonia” or the “Company”) announces that it received notice today that Johan Holtzhausen, a non-executive director of the Company, has purchased a total of 1,200 depositary interests representing the same number of common shares of no par value each in the Company at an average price per depositary interest of GBP8.89. Following this transaction, Mr Holtzhausen holds an interest in 21,025 shares in the Company representing approximately 0.17 per cent of the issued share capital of Caledonia.

Further details of the transaction are set out below.   For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

WH Ireland (Nomad & Broker) Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Johan Holtzhausen
2	Reason for the notification
a)	Position/status	Non-executive director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Depositary interests representing common shares of no par value JE00BF0XVB15
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP8.89	1,200

d)	Aggregated information - Aggregated volume - Price	1,200 GBP8.89 each
e)	Date of the transaction	12 August 2021
f)	Place of the transaction	AIM